EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192 1550 215.761.1000
Contact:	Gregory E. Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA REPORTS FIRST QUARTER 2002 RESULTS

PHILADELPHIA, May 2, 2002 — CIGNA Corporation (NYSE:CI) today reported first quarter 2002 operating income1 of $275 million ($1.92 per share2). Operating income for the first quarter 2001 was $272 million, or $1.76 per share, excluding an $8 million after-tax gain on the sale of a partial interest in a business. Operating income and segment earnings described below exclude realized investment results and the effects of nonrecurring items3.

CIGNA ceased amortizing goodwill effective January 1, 2002, in accordance with newly adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”. On a comparable basis, operating income for the first quarter of 2001 was $284 million, or $1.84 per share, excluding the gain noted above.

HIGHLIGHTS OF CONSOLIDATED FIRST QUARTER 2002 RESULTS:

•

Consolidated net income [4] for the quarter was $218 million, or $1.52 per share, compared with $276 million, or $1.78 per share, for the same period last year. On a SFAS No. 142 comparable basis, first quarter 2001 net income was $288 million, or $1.86 per share. The quarter over quarter decline was driven by higher realized investment losses and the absence of income from the Japanese life insurance operation, which was divested in 2001.

•

Consolidated revenues for the first quarter of 2002 were $4.8 billion, compared with $4.7 billion for the first quarter of 2001. The increase was primarily driven by higher HMO and medical indemnity premiums and fees, partially offset by higher realized investment losses.

•

After-tax realized investment losses were $57 million in the first quarter of 2002, compared to $4 million in the first quarter of 2001 and $65 million in the fourth quarter of 2001. Realized losses in the first quarter of 2002 were primarily from losses on fixed income securities.

•

The company repurchased approximately 1.4 million shares of its common stock for $131 million during the first quarter and approximately 325,000 shares for $34 million in April 2002. Remaining stock repurchase authority at May 2, 2002 is $250 million.

•	Cash available at the parent company was approximately $530 million at March 31, 2002. This compares with $700 million available at March 31, 2001 and $550 million at December 31, 2001.

•

Unpaid claims and claim expenses at March 31, 2002 increased to $4.3 billion from $4.0 billion at December 31, 2001. The increase primarily reflects higher medical claim costs and increased obligations related to the run-off reinsurance business.

•

The company currently expects to generate operating income per share in 2002 in the range of $7.85-$8.15. These amounts reflect the full year 2002 effect of $48 million after-tax from the implementation of SFAS No. 142. 2001 operating earnings included $52 million after-tax from the company’s former Japanese life insurance operation, which was fully divested in November 2001.

HIGHLIGHTS OF SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits

•

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income (dollars in millions):

				SFAS No. 142 Comparable Results
	First Qtr. 2002	First Qtr. 2001	Fourth Qtr. 2001[3]	First Qtr. 2001	Fourth Qtr. 2001[3]
HMO	$ 124	$ 128	$ 123	$ 128	$ 123
Indemnity	95	85	111	85	111
Goodwill / Other Intangibles	(3)	(15)	(15)	(3)	(3)

Total Segment	$ 216	$ 198	$ 219	$ 210	$ 231

•

First quarter 2002 HMO results were down from the same period last year. The decline reflects higher operating expenses, lower Medicare earnings, and lower net investment income, partially offset by strong earnings from CIGNA’s specialty health care operations and improved commercial HMO earnings.

•

Indemnity operating income increased 12% over the first quarter of 2001. The increase in Indemnity earnings primarily reflects an improvement in disability earnings as a result of rate increases and lower claim costs. Higher earnings on retrospectively experience-rated health care business also contributed to the increase.

Premiums and Premium Equivalents (dollars in millions):

	First Qtr. 2002	First Qtr. 2001	Change	Fourth Qtr. 2001	Change
HMO Premiums and Fees	$1,754	$1,636	7%	$1,767	(1)%
HMO Equivalents	2,037	1,797	13	1,875	9

	3,791	3,433	10	3,642	4

Indemnity Premiums and Fees	1,888	1,798	5	1,897	--
Indemnity Equivalents	3,443	3,135	10	3,365	2

	5,331	4,933	8	5,262	1

Total	$9,122	$8,366	9%	$8,904	2%

•

The 9% increase in premiums and premium equivalents[5] in the first quarter of 2002 reflects growth in medical premiums and fees, offset by lower life and disability revenues. The lower life and disability revenues were driven by lower sales and lower persistency due to rate actions.

Membership (in thousands):

	Mar. 31, 2002	Mar. 31, 2001	Change	Dec. 31, 2001	Change
HMO	7,025	6,923	1%	6,972	1%
Indemnity	7,280	7,379	(1)%	7,396	(2)%

Total Medical Lives	14,305	14,302	--	14,368	--

•	Membership remained essentially flat with prior year and prior quarter levels.

•	Membership levels reflect quarter over quarter growth in HMO and PPO membership, offset by a decline in traditional indemnity plan enrollment.

•

At March 31, 2002, approximately 20% of CIGNA’s 14.3 million covered medical lives were enrolled in guaranteed cost managed care and indemnity arrangements, primarily commercial HMO, where CIGNA assumes the risk for medical cost inflation. The remaining 80% of covered lives were in administrative services only or retrospectively experience-rated plans where the employer bears all or most of the risk of medical cost inflation.

•	Relative to specialty health care enrollment trends, behavioral health care membership increased 7% quarter over quarter and 4% sequentially, while dental membership declined.

Other Statistics:

	First Qtr. 2002	First Qtr. 2001	Fourth Qtr. 2001
Commercial HMO Medical Risk Loss Ratio	84.8%	85.9%	85.8%
HMO Administrative Expense Ratio	10.5%	10.1%	10.8%

•

Commercial medical cost inflation is trending around 14%. The medical loss ratio improved by 110 basis points quarter over quarter and 100 basis points sequentially, reflecting the effects of rate increases.

•	The HMO administrative expense ratio increased versus the first quarter of 2001 reflecting increased servicing costs and spending associated with technology and business process improvements.

Employee Retirement Benefits and Investment Services

•

This segment operates in the defined contribution and defined benefit retirement plan markets and in the corporate life insurance market. Operating income for the segment was as follows (after-tax, dollars in millions):

	First Qtr. 2002	First Qtr. 2001	Fourth Qtr. 2001

Operating Income	$57	$60	$56

•	Operating income declined 5% compared to the first quarter of 2001. The decline reflects flat fee revenues and modestly higher operating expenses.

•	Assets under management at March 31, 2002 were $55.4 billion, a 6% increase over $52.2 billion at March 31, 2001 and essentially flat compared with $55.3 billion at December 31, 2001.

International Life, Health and Employee Benefits

•

This segment includes CIGNA’s life and health insurance and employee benefits businesses operating in selected international markets. Operating income (after-tax) and premiums and fees were as follows (dollars in millions):

	First Qtr. 2002	First Qtr. 2001	Fourth Qtr. 2001[3]

Pro forma Operating Income[6]	$8	$2	$4

Premiums and Fees	$198	$186	$214

•

First quarter 2001 and fourth quarter 2001 results exclude operating income from the divested Japanese life insurance operation of $11 million and $18 million, respectively. These results also exclude gains on sale of the company’s interest in its former Japanese life insurance operation.

•	The increase in operating income compared with the first quarter of 2001 reflects solid revenue growth and improved performance in the life, accident and health and expatriate benefits businesses.

Other Operations

•

The Other Operations segment includes amortized gains related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the run-off reinsurance business, and the settlement annuity business. Operating income was as follows (after-tax, dollars in millions):

	First Qtr. 2002	First Qtr. 2001	Fourth Qtr. 2001[3]

Operating Income	$18	$20	$17

•	The decrease in operating income compared with the first quarter of 2001 primarily reflects lower earnings from the run-off reinsurance operations.

Corporate

•	Corporate includes unallocated investment income and parent company expenses, primarily debt service. Operating losses were as follows (after-tax, dollars in millions):

	First Qtr. 2002	First Qtr. 2001	Fourth Qtr. 2001

Operating Loss	$(24)	$(19)	$(37)

•

The increased operating loss compared with the first quarter of 2001 is primarily attributable to lower net investment income due to declining interest rates and, to a lesser extent, lower average investment balances. Average investment balances have fallen as a result of continued share repurchase activity.

Quarterly earnings and conference call information is available on CIGNA’s web site (http://www.cigna.com) in the Investor Relations section.

* Notes:

1.

Operating income is defined as net income excluding after-tax realized investment results. Operating income is the measure of profitability used by CIGNA in evaluating segment results. It excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio to present the underlying results of operations of CIGNA’s businesses. Operating income is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income differently than does CIGNA.

2.	All earnings per share amounts are on a diluted basis.

3.	Consolidated and segment operating income, as presented in this press release, also exclude the following nonrecurring items:

•

An after-tax charge of $62 million reported in the fourth quarter of 2001 related to a restructuring program predominantly to consolidate certain of CIGNA’s health care operations into regional service centers (reported in the Employee Health Care, Life and Disability Benefits segment).

•

After-tax gains on the sales of interests in the Japanese life insurance operation of $27 million in the fourth quarter of 2001 and $8 million in the first quarter of 2001 (reported in the International segment).

•	After-tax gain of $14 million in the fourth quarter of 2001 resulting from the accelerated recognition of gain on the sale of the life reinsurance business (reported in the Other Operations segment).

4.	Consolidated net income includes realized investment results and nonrecurring items noted above (note 3).

5.

Under alternative funding programs, the customer assumes responsibility for funding claims, and CIGNA provides claims processing and other services. CIGNA’s health care business reflects a large concentration of alternative funding arrangements. Adding premium equivalents to premiums and fees produces a measure that is helpful in assessing the business volume of CIGNA’s health care operations. Premium equivalents generally equal paid claims under alternative funding programs. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs.

6.	2001 pro forma operating income has been adjusted to exclude operating income from the Japanese life insurance operation which was sold in 2001.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values;
7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Exhibit 1
[CIGNA Logo]

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

	Three Months Ended March 31,
	2002	2001 Reported	2001 Adjusted (1)

REVENUES
Premiums and fees	$4,000	$3,799	$3,799
Net investment income	690	716	716
Other revenues (2)	225	225	225
Realized investment losses	(88)	(8)	(8)

Total	$4,827	$4,732	$4,732

OPERATING INCOME (LOSS) BY SEGMENT (3)
Employee Health Care, Life and Disability Benefits:
HMO operations	$121	$118	$125
Indemnity operations	95	80	85

Total Employee Health Care, Life and Disability Benefits	216	198	210
Employee Retirement Benefits and Investment Services	57	60	60
International Life, Health and Employee Benefits (2)	8	21	21
Other Operations	18	20	20
Corporate	(24)	(19)	(19)

Total	$275	$280	$292

NET INCOME (LOSS) BY SEGMENT
Employee Health Care, Life and Disability Benefits:
HMO operations	$121	$117	$124
Indemnity operations	63	91	96

Total Employee Health Care, Life and Disability Benefits	184	208	220
Employee Retirement Benefits and Investment Services	35	51	51
International Life, Health and Employee Benefits (2)	8	21	21
Other Operations	15	15	15
Corporate	(24)	(19)	(19)

Total	$218	$276	$288

DILUTED EARNINGS PER SHARE:
Operating income	$1.92	$1.81	$1.89
After-tax realized investment losses	(0.40)	(0.03)	(0.03)

Net income	$1.52	$1.78	$1.86

Weighted average shares (in thousands)	143,285	154,923	154,923

SHAREHOLDERS' EQUITY at March 31:	$5,042	$5,325

SHAREHOLDERS' EQUITY PER SHARE at March 31:	$35.79	$35.56

(1)	2001 information is adjusted to exclude goodwill amortization. Pursuant to Statement of Financial Accounting Standards No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.
(2)	Includes first quarter 2001 pre-tax gain on the sale of a partial interest in the Japanese life insurance operation of $12 million ($8 million after-tax).
(3)	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

Exhibit 2

CIGNA Corporation
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Three Months Ended March 31,	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$121	$117	$63	$91	$184	$208	$35	$51
Realized investment results, net of taxes	-	1	32	(11)	32	(10)	22	9

Operating income (loss) as published	121	118	95	80	216	198	57	60
Gain on sale of interest in Japanese
life insurance operation	-	-	-	-	-	-	-	-

Operating income (loss) as adjusted	121	118	95	80	216	198	57	60
Goodwill amortization	-	7	-	5	-	12	-	-

Operating income (loss) as adjusted
excluding goodwill amortization*	$121	$125	$95	$85	$216	$210	$57	$60

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three Months Ended March 31,	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Net income (loss) as reported	$8	$21	$15	$15	$(24)	$(19)	$218	$276	$1.52	$1.78
Realized investment results, net of taxes	-	-	3	5	-	-	57	4	0.40	0.03

Operating income (loss) as published	8	21	18	20	(24)	(19)	275	280	1.92	1.81
Gain on sale of interest in Japanese
life insurance operation	-	(8)	-	-	-	-	-	(8)	-	(0.05)

Operating income (loss) as adjusted	8	13	18	20	(24)	(19)	275	272	1.92	1.76
Goodwill amortization	-	-	-	-	-	-	-	12	-	0.08

Operating income (loss) as adjusted
excluding goodwill amortization*	$8	$13	$18	$20	$(24)	$(19)	$275	$284	$1.92	$1.84

	Employee Health Care, Life & Disability Benefits			Employee Retirement Benefits &	International Life, Health
Year Ended December 31, 2001	HMOs	Indemnity	Total	Investment Svcs.	& Emp. Benefits

Net income (loss) as reported	$417	$282	$699	$160	$92
Realized investment results, net of taxes	-	49	49	61	3

Operating income (loss) as published	417	331	748	221	95
Restructuring charge	34	28	62	-	-
Accelerated recognition of gain on the sale
of the life reinsurance business	-	-	-	-	-
Gains on sales of interests in Japanese
life insurance operation	-	-	-	-	(35)

	451	359	810	221	60
Charges for September 11 events	5	15	20	3	-

Operating income (loss) as adjusted	456	374	830	224	60
Goodwill amortization	29	19	48	-	-

Operating income (loss) as adjusted
excluding goodwill amortization*	$485	$393	$878	$224	$60

Year Ended December 31, 2001	Other Operations	Corporate	Consolidated	Diluted Earnings Per Share

Net income (loss) as reported	$134	$(96)	$989	$6.59
Realized investment results, net of taxes	(1)	-	112	0.75

Operating income (loss) as published	133	(96)	1,101	7.34
Restructuring charge	-	-	62	0.41
Accelerated recognition of gain on the sale
of the life reinsurance business	(69)	-	(69)	(0.46)
Gains on sales of interests in Japanese
life insurance operation	-	-	(35)	(0.23)

	64	(96)	1,059	7.06
Charges for September 11 events	2	-	25	0.16

Operating income (loss) as adjusted	66	(96)	1,084	7.22
Goodwill amortization	-	-	48	0.32

Operating income (loss) as adjusted
excluding goodwill amortization*	$66	$(96)	$1,132	$7.54

*	2001 information is adjusted to exclude goodwill amortization. Pursuant to Statement of Financial Accounting Standards No. 142, CIGNA ceased amortization of goodwill as of January 1, 2002.